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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

ImageWare Systems, Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

45245S 10 8

(Cusip Number)

Marvin I. Friedman
L.F. Global Holdings, LLC
12230 El Camino Real, Suite 220
San Diego, California 92130
(858) 509-8820

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45245S 10 8

1.	Name of Reporting Person: L.F. Global Holdings, LLC		I.R.S. Identification Nos. of above persons (entities only): 33-0775952

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,327,848*

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,327,848*

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,327,848*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.78%**

14.	Type of Reporting Person (See Instructions): OO

•     Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of Common Shares the Reporting Person could acquire assuming (i) conversion of the entire principal amount of the LF Note; (ii) conversion of the entire principal amount of the Closing Note; and (iii) exercise in full of the LF Warrant (each as defined herein below and subject to certain adjustments set forth in the Consent Agreement and/or the Purchased Securities (collectively such Common Shares are sometimes referred to herein as the “Purchased Shares”) (see Items 1 and 4 below).

•     Represents the percentage obtained by dividing (i) the number of Purchased Shares by (ii) the sum of (a) the number of Common Shares outstanding as of May 6, 2003, as reported in the Company’s Quarterly Report on Form 10-QSB filed with the Commission on May 15, 2003, and (b) the number of Purchased Shares. (see footnote * above)

CUSIP No. 45245S 10 8

1.	Name of Reporting Person: L.F. Global Investments, LLC		I.R.S. Identification Nos. of above persons (entities only): 33-0663884

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,327,848*

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,327,848*

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,327,848*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.78%**

14.	Type of Reporting Person (See Instructions): OO

•     Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of Common Shares the Reporting Person could acquire assuming (i) conversion of the entire principal amount of the LF Note; (ii) conversion of the entire principal amount of the Closing Note; and (iii) exercise in full of the LF Warrant (each as defined herein below and subject to certain adjustments set forth in the Consent Agreement and/or the Purchased Securities (collectively such Common Shares are sometimes referred to herein as the “Purchased Shares”) (see Items 1 and 4 below).

•     Represents the percentage obtained by dividing (i) the number of Purchased Shares by (ii) the sum of (a) the number of Common Shares outstanding as of May 6, 2003, as reported in the Company’s Quarterly Report on Form 10-QSB filed with the Commission on May 15, 2003, and (b) the number of Purchased Shares. (see footnote * above)

CUSIP No. 45245S 10 8

1.	Name of Reporting Person: Marvin I. Friedman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 2,327,848*

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 2,327,848*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,327,848*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.78%**

14.	Type of Reporting Person (See Instructions): IN

•     Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of Common Shares the Reporting Person could acquire assuming (i) conversion of the entire principal amount of the LF Note; (ii) conversion of the entire principal amount of the Closing Note; and (iii) exercise in full of the LF Warrant (each as defined herein below and subject to certain adjustments set forth in the Consent Agreement and/or the Purchased Securities (collectively such Common Shares are sometimes referred to herein as the “Purchased Shares”) (see Items 1 and 4 below).

•     Represents the percentage obtained by dividing (i) the number of Purchased Shares by (ii) the sum of (a) the number of Common Shares outstanding as of May 6, 2003, as reported in the Company’s Quarterly Report on Form 10-QSB filed with the Commission on May 15, 2003, and (b) the number of Purchased Shares. (see footnote * above)

CUSIP No. 45245S 10 8

1.	Name of Reporting Person: Milton Lohr		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 2,327,848*

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 2,327,848*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,327,848*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.78%**

14.	Type of Reporting Person (See Instructions): IN

•     Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of Common Shares the Reporting Person could acquire assuming (i) conversion of the entire principal amount of the LF Note; (ii) conversion of the entire principal amount of the Closing Note; and (iii) exercise in full of the LF Warrant (each as defined herein below and subject to certain adjustments set forth in the Consent Agreement and/or the Purchased Securities (collectively such Common Shares are sometimes referred to herein as the “Purchased Shares”) (see Items 1 and 4 below).

•     Represents the percentage obtained by dividing (i) the number of Purchased Shares by (ii) the sum of (a) the number of Common Shares outstanding as of May 6, 2003, as reported in the Company’s Quarterly Report on Form 10-QSB filed with the Commission on May 15, 2003, and (b) the number of Purchased Shares. (see footnote * above)

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURES
EXHIBIT 1
EXHIBIT 2
EXHIBIT 3
EXHIBIT 4
EXHIBIT 5
EXHIBIT 6
EXHIBIT 7
EXHIBIT 8
EXHIBIT 9

CUSIP No. 45245S 10 8	SCHEDULE 13D

Item 1. Security and Issuer

     This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Shares”), of ImageWare Systems, Inc., a California corporation (“ImageWare” or the “Company”). The principal executive offices of ImageWare are located at 10883 Thornmint Road, San Diego, California 92127. This Statement is being filed by the Reporting Persons (as defined below) to report the acquisition by L.F. Global Holdings, LLC, of securities exercisable for or convertible into more than 5% of the Common Shares of the Company, and, as a result of such acquisition, each of the Reporting Persons may be deemed the beneficial owner of more than 5% of the Common Shares of the Company. Such acquisition is made pursuant to the purchase by L.F. Global Holdings, LLC, and Laurus Master Fund, Ltd. (“Laurus”), of certain outstanding loans to the Company from Perseus 2000, L.L.C. (“Perseus”), and the concurrent advancement to the Company of approximately $1,088,000 to pay costs associated with the transaction and as additional working capital.

Item 2. Identity and Background

          (a), (b), (c) and (f). This Statement is being filed on behalf of the following persons (collectively the “Reporting Persons”):

               (i) L.F. Global Holdings, LLC, a California limited liability company (the “Purchaser”);

               (ii) L.F. Global Investments, LLC, a California limited liability company (“LF Investments”);

               (iii) Mr. Marvin I. Friedman (“Mr. Friedman”); and

               (iv) Mr. Milton Lohr (“Mr. Lohr”).

          The Purchaser was formed to engage in the acquiring, holding and disposing of investments in various businesses.

          Mr. Friedman and Mr. Lohr are Managing Members of LF Investments. LF Investments, which was formed to engage in the acquiring, holding, disposing and management of various forms of investments in various businesses, is the manager and investor in Purchaser. Mr. Friedman and Mr. Lohr are United States citizens. Mr. Friedman and Mr. Lohr are included as Reporting Persons in this Statement solely because of their control of LF Investments and thereby the Purchaser.

          The business address of the Purchaser, LF Investments, Mr. Friedman and Mr. Lohr is 12230 El Camino Real, Suite 220, San Diego, California 92130.

CUSIP No. 45245S 10 8	SCHEDULE 13D

          (d) During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The source of the $2,650,000 purchase price for the Purchased Securities (defined below) was capital contributions from members of the Purchaser (see Item 4 below).

Item 4. Purpose of Transaction

     Except as disclosed herein, the Reporting Persons have acquired the Purchased Securities (defined below) and are holding them for investment purposes only.

     Pursuant to a Consent to Assignment and Amendment Agreement, dated as of June 13, 2003 (the “Consent Agreement,” a copy of which is attached hereto as Exhibit 1 and incorporated by reference herein), by and between the Company, Laurus and the Purchaser, this transaction involves the Purchaser and Laurus’s joint purchase of the Promissory Note (defined below) and Purchaser’s advance of additional working capital to the Company.

     As of June 6, 2003, the Company was indebted to Perseus or assignee (“Lender”) in the amount of $3,066,504, with daily accrual of interest of $1,111.42 (collectively “Existing Debt”). Such Existing Debt was evidenced by: (i) Note and Warrant Purchase Agreement entered into between Company and Lender and dated as of May 22, 2002; (ii) Pledge and Security Agreement entered into between Company and Lender and dated as of May 22, 2002; (iii) Registration Rights Agreement entered into between Company and Lender and dated as of May 22, 2002; (iv) Senior Secured Convertible Promissory Note in the original amount of $2,000,000.00 entered into between Company and Lender and dated as of May 22, 2002; and (v) Demand Promissory Note in the original amount of $500,000.00 entered into between the Company and Lender and dated as of September 23, 2002 (collectively “Promissory Note”). The Promissory Note was specifically exclusive of that certain Warrant to Purchase Common Stock issued in favor of Lender by Company and dated as of May 22, 2002, which warrant was retained by Perseus.

     The Purchaser and Laurus purchased the Existing Debt represented by the Promissory Note from Lender in consideration of the payment of $3,063,170.05 plus per diem interest accruing on the Promissory Note after June 3, 2003 until June 13, 2003 to Perseus. The Company concurrently therewith retired the Promissory Note and issued the Laurus Note (defined below) and the LF Note (defined below), which collectively constitute the Recast Promissory Note (defined below).

CUSIP No. 45245S 10 8	SCHEDULE 13D

     Concurrent with the purchase of the Promissory Note by Purchaser and Laurus, Purchaser advanced the Company the sum of approximately $1,088,000 to pay costs associated with the transaction and as additional working capital (“Additional Advance”). The Additional Advance was included by the Company within the principal balance of the LF Note (defined below).

     Pursuant to the Consent Agreement, the Company caused the Promissory Note to be amended and restated such that two serial notes, one to Purchaser in the sum of $2,650,000 (“LF Note”) and the second to Laurus in the sum of $1,500,000 (“Laurus Note”) were issued to amend, restate and replace the Promissory Note (collectively “Recast Promissory Note”). The LF Note and Laurus Note are convertible into shares of Common Stock of the Company at a price of $2.11 per share. Further, the Company executed a warrant to Purchaser exercisable for 1,021,687 Common Shares at a price of $2.11 per share (“LF Warrant”), and a warrant to Laurus exercisable for 578,313 Common Shares at a price of $2.11 per share (“Laurus Warrant”). In lieu of closing fees due Purchaser under the Consent Agreement, Company issued Purchaser a convertible note in the principal amount of $106,000 (“Closing Note”), which may be converted into 50,237 shares of the Company’s Common Stock under the terms of the Closing Note (collectively with the LF Note and LF Warrant, the “Purchased Securities”).

     In connection with the purchase of the Promissory Note, Purchaser and Laurus entered into an Intercreditor Agreement, dated June 13, 2003 (attached hereto as Exhibit 8 and incorporated herein by reference), pursuant to which Purchaser agreed to subordinate its debt to the obligation owed to Laurus and granted Laurus an option to purchase the LF Note and a portion of the warrants held by Purchaser (“Laurus Call Right”). If exercised, the Laurus Call Right will be in consideration of payment by Laurus to Purchaser of: (i) an amount in cash equal to the unpaid principal amount of the LF Note, together with pro rata accrued but unpaid interest, due Purchaser under the LF Note, and (ii) a distribution by Purchaser to Laurus of 221,687 warrants issued to Purchaser under the LF Warrant.

     Further, pursuant to the Intercreditor Agreement, under certain circumstances Purchaser has the option to acquire the Laurus Note and a portion of the warrants held by Laurus (“LF Default Call Option”). If exercised, such LF Default Call Option will be in consideration of payment by Purchaser to Laurus of: (i) an amount in cash equal to the $1,500,000 principal amount of the Laurus Note together with pro rata accrued but unpaid interest due under the Laurus Note, (ii) the pro rata prepayment privilege payment then due under the Laurus Note, and (iii) a distribution by Laurus to Purchaser of 289,157 warrants issued to Laurus under the Laurus Warrant.

     The aggregate purchase price for the Purchased Securities was $2,650,000.

     The actual number of shares acquirable upon conversion or exercise of the Purchased Securities, and the actual conversion and exercise prices thereof, are subject to certain adjustments that could result in a substantial increase in the number of Purchased Securities and a substantial reduction in such conversion and exercise prices. The LF Note and Closing Note contain provisions providing the Purchaser with full ratchet antidilution protection in the event of certain issuances or deemed issuances of Common Shares by the Company at a price per share below the conversion price in the LF Note and Closing Note. The LF Warrant also contains provisions providing the Purchaser with full ratchet antidilution protection in the event of certain

CUSIP No. 45245S 10 8	SCHEDULE 13D

issuances or deemed issuances of Common Shares by the Company at a price per share below the conversion price in the LF Note and Closing Note. (See Exhibits 2 and 3 hereto).

     Pursuant to the terms of the Consent Agreement, the Company will, without causing an increase in the size of Company’s Board of Directors, appoint Milton Lohr, Kenneth Widder and James Chadwick to the Company’s Board of Directors, one of whom shall be appointed as soon as reasonably practical and the other two no later than the Company’s next annual meeting.

     Security for the Company’s obligations under the Consent Agreement, including under the LF Note and the Closing Note, consists of all collateral described in the Pledge and Security Agreement between Company and Perseus, dated as May 22, 2002 (the “Pledge and Security Agreement,” a copy of which is attached hereto as Exhibit 5 and incorporated by reference herein), pursuant to which the Company granted to Perseus a first priority security interest in all of the Company’s assets and properties, including, but not limited to, all outstanding shares of capital stock of each of its United States subsidiaries and 66 2/3% of the shares of capital stock of each of its foreign subsidiaries. Additionally, the Company’s subsidiary, ImageWare Systems ID Group, Inc., entered into a similar security agreement with Perseus (“Subsidiary Pledge and Security Agreement”)(collectively with the Pledge and Security Agreement, the “Pledge and Security Agreements”), which grants a first priority security interest in all of its assets and properties as well as guaranteeing performance of the Company’s obligations under the Consent Agreement. Pursuant to an Assignment dated June 13, 2003 (the “Assignment”), executed by Perseus in favor of Purchaser and Laurus (a copy of which is attached hereto as Exhibit 9 and incorporated by reference herein), Perseus assigned all right, title and interest in the Pledge and Security Agreements to Purchaser and Laurus.

     The foregoing summary is qualified in its entirety by reference to the actual Consent Agreement, and the forms of each of the Notes and Warrants, the Assignment and the Pledge and Security Agreements attached hereto as Exhibits.

     Depending upon the Purchaser’s evaluation of the Company’s business and prospects, and upon future developments (including, but not limited to, the market value of the Common Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), the Purchaser may from time to time exercise its rights to acquire some or all of the Purchased Shares or purchase additional Common Shares or other securities of the Company, make additional loans to the Company, dispose of all or a portion of any of the Purchased Shares or other Common Shares acquired, or cease to acquire or purchase any Common Shares or other securities of the Company. Any purchase of Common Shares or other securities of the Company (other than acquisitions of the Purchased Shares) may be in open market or privately negotiated transactions or otherwise.

     The Reporting Persons plan to work closely with the Company to identify strategic opportunities for the Company’s growth as the security technology industry undergoes consolidation, which could include the possibility of pursuing a merger, purchase or sale of assets, reorganization, consolidation or other business combination transaction involving the Company and other companies.

CUSIP No. 45245S 10 8	SCHEDULE 13D

     Except as described herein, none of the Reporting Persons has formulated any plans, proposals or otherwise that relate to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a)  As described above, on June 16, 2003, the Company issued to the Purchaser the LF Note, LF Warrant and Closing Note, which are convertible into or exercisable for, in the aggregate, up to 2,327,848 Common Shares (subject to adjustment as set forth therein (see Item 4 above and Exhibits 1, 2 and 3 hereof)).

          Accordingly, each of the Reporting Persons may be deemed to beneficially own an aggregate of 2,327,848 Common Shares, which, based on calculations made in accordance with Rule 13d-3 and (excluding the Purchased Shares) there being 5,489,390 Common Shares outstanding on May 6, 2003 as disclosed by the Company in its Quarterly Report in Form 10-QSB filed with the Commission on May 15, 2003, represents approximately 29.78% of the outstanding Common Shares (after assuming the full conversion by the Reporting Persons of the entire principal amount of the LF Note and Closing Note, and the exercise in full of the LF Warrant).

     (b)  (i) The Purchaser may be deemed to have sole power to direct the voting and disposition of the 2,327,848 Common Shares beneficially owned by the Purchaser.

          (ii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement, Mr. Friedman and Mr. Lohr may be deemed to have the power to direct the voting and disposition of the 2,327,848 Common Shares beneficially owned by the Purchaser.

     (c)  No Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, beneficially owns any Common Shares or has effected any transaction in Common Shares during the preceding 60 days.

     (d)  The members of the Purchaser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Purchased Shares (or Purchased Securities) held for the account of the Purchaser in accordance with their membership interests in the Purchaser.

     (e)  Paragraph (e) of Item 5 of Schedule 13D is not applicable to this filing.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Purchaser acquired all rights of Perseus evidenced by: (i) a Note and Warrant Purchase Agreement entered into between Company and Lender and dated as of May 22, 2002; (ii) Pledge

CUSIP No. 45245S 10 8	SCHEDULE 13D

and Security Agreements entered into between Company and Lender and dated as of May 22, 2002; and (iii) the Registration Rights Agreement entered into between Company and Perseus and dated as of May 22, 2002.

     In connection with the purchase of the Promissory Note, Purchaser and Laurus entered into an Intercreditor Agreement pursuant to which Purchaser agreed to subordinate its debt to the obligation owed to Laurus and granted Laurus an option to purchase the LF Note and a portion of the warrants held by Purchaser. (See Exhibit 8.) Under certain circumstances, Purchaser has the option to acquire the Laurus Note and a portion of the warrants held by Laurus. (See Exhibit 8.)

     Except as described in this Schedule 13D, as set forth in the Consent Agreement, a copy of which is attached hereto as Exhibit 1, and as set forth in the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference, and as set forth in the Intercreditor Agreement, a copy of which is attached hereto as Exhibit 8 and incorporated herein by reference, to the best knowledge of each Reporting Person, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 45245S 10 8	SCHEDULE 13D

Item 7. Material to be Filed as Exhibits

     Exhibit 1. Consent to Assignment and Amendment Agreement, dated as of June 13, 2003, by and between the Company, Purchaser and Laurus (without exhibits).

     Exhibit 2. Form of Senior Secured Convertible Promissory Note issued by the Company to the Purchaser.

     Exhibit 3. Form of Warrant to Purchase Common Shares of the Company issued by the Company to the Purchaser.

     Exhibit 4. Registration Rights Agreement, dated as May 22, 2002, by and between the Company and Perseus.

     Exhibit 5. Pledge and Security Agreements, dated as May 22, 2002, by and between the Company and its subsidiary and Perseus (without exhibits), with amendments.

     Exhibit 6. Joint Filing Agreement, dated as of June 24, 2003, by and between the Purchaser, LF Investments, Mr. Friedman and Mr. Lohr.

     Exhibit 7. Power of Attorney, dated June 13, 2003, by and between the Purchaser, LF Investments, Mr. Friedman and Mr. Lohr.

     Exhibit 8. Intercreditor Agreement, dated as of June 13, 2003, by and between Laurus and Purchaser.

     Exhibit 9. Assignment (without exhibits), dated as of June 13, 2003, executed by Perseus in favor of Purchaser and Laurus.

CUSIP No. 45245S 10 8	SCHEDULE 13D

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct. These signatures are executed by Robert W. Blanchard, Esq., attorney-in-fact for the Reporting Parties under the Power of Attorney dated June 13, 2003, attached hereto as Exhibit 7 and incorporated herein by reference.

L.F. GLOBAL HOLDINGS, LLC

Date:	June 26, 2003

By: Robert W. Blanchard, Esq.

L.F. GLOBAL INVESTMENTS, LLC

Date:	June 26, 2003	By:
By: Robert W. Blanchard, Esq.

MARVIN I. FRIEDMAN

Date:	June 26, 2003

By: Robert W. Blanchard, Esq.

MILTON LOHR

Date:	June 26, 2003

By: Robert W. Blanchard, Esq.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)